

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Russell A. Flugel
Vice President-Controller and Chief Accounting Officer
The Mosaic Company
101 East Kennedy Blvd
Tampa, FL 33602

      Re: The Mosaic Company
          Form 10-K for the year ended December 31, 2022
          File No. 001-32327

Dear Russell A. Flugel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Industrial Applications and Services